UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      February 16, 2006


Mr. Peter Mak
Chief Financial Officer
New Dragon Asia Corp.
Suite 2808, International Chamber of Commerce Tower
Fuhua Three Road, Shenzhen, PRC 518048

      Re:	New Dragon Asia Corp.

      Form S-3
      	Filed January 20, 2006
      	File No. 333-131191

		Information Statement on Schedule 14C
      Filed January 26, 2006
		File No. 0-15046


Dear Mr. Mak:

      We have limited our review of your filings on Form S-3 and the
Information Statement on Schedule 14C to the matters set forth below and have the following comments.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



S-3 Registration Statement

  Selling Shareholders Ownership Table, page 11

1. 	In the footnotes to this table, please identify the natural
persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance`s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

  Plan of Distribution, page 12

2.	We note that Mr. Steinmetz is identified as an affiliate of
TN
Capital Equities, Ltd. In this section, please identify Mr. Steinmetz as an underwriter unless you can confirm to us that (1) he purchased his securities in the ordinary course of business and
(2)
at the time of purchase, he had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

  Incorporation By Reference

    Report of Independent Registered Accounting Firm

3.	We note that your auditors Grobstein Horwath ("GH") are
located
in California. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
* Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S.
auditor assessed the qualifications of the other auditor and the other auditor`s knowledge of US GAAP and PCAOB Standards;
* Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China;
* The percentage of your total assets, liabilities, revenues and expenses of operations located in China that the other auditor audited for each period presented;
* If GH engaged personnel from a Chinese audit firm to perform various aspects of the audit, please provide additional insight into the nature of the services performed by the local personnel and the extent of supervision and involvement with these services. For example, please tell us the following:
* Whether GH specified the exact audit procedures to be performed by the local personnel/Chinese firm and the extent of testing to be performed;
* Whether GH developed the audit scopes to be used for the engagement;
* Whether GH reviewed the detailed audit procedures performed by the local personnel/Chinese firm and requested additional testing to the extent the work was not deemed sufficient;
* Whether GH personnel traveled to China to assist in the audit and to review audit work performed by the local personnel/Chinese firm;
and
* Whether the local personnel/Chinese firm reported directly to the
GH audit team or to the local Chinese audit firm.

4.	Please update the list of documents incorporated by reference for all filings that are required to be incorporated since the date of the registration statement. Please also correct the filing date of the Form 8-K dated December 22, 2005. It was filed on December 27, 2005.

Information Statement on Schedule 14C

  Compensation

5.	If applicable, please provide the information required by
Item
402(j) of Regulation SK as contemplated by Item 1 of Schedule 14C and
Item 8 of Schedule 14A.

      Compensation of  Directors

        Approval of the Terms of the Agreement, page 6

6.	Please provide an explanation of why it was decided to
supplement your employment agreement to grant additional options to you.

        Approval of the Terms of the Plan, page 6

7.	Please provide all of the information required by Item 10 of
Regulation 14A, specifically the information required by Items
10.a.1, 10.b.2.i and Instruction 5.

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding the comments on your auditors.
Please
contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief

cc:	Norwood Beveridge, Esq.
      J. Davis
      D. Levy
Mr. Peter Mak
New Dragon Asia Corp.
February 16, 2006
Page 4